UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended September 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEACON SALES ACQUISITION, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEACON ROOFING SUPPLY, INC.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

BEACON SALES ACQUISITION, INC.

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

YEARS ENDED SEPTEMBER 30, 2015 AND 2014

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Investment Committee

Beacon Roofing Supply, Inc.

Herndon, Virginia

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of September 30, 2015 and 2014, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2015 and 2014, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in accordance with the modified cash basis of accounting, as described in Note 2.

The accompanying supplemental Schedule of Assets (Held at End of Year) (modified cash basis) as of September 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

Grand Rapids, Michigan

March 25, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

	September 30,
	2015	2014
Assets:
Investments, at fair value:
Mutual funds	$151,126,390	$148,510,287
Common/collective trust	17,436,901	17,215,800
Employer securities	2,896,587	2,192,774
	171,459,878	167,918,861
Notes receivable from participants	5,223,969	4,687,629

Net assets available for benefits	$176,683,847	$172,606,490

See accompanying notes

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

	Year Ended September 30,
	2015	2014
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(10,056,986)	$9,679,419
Interest and dividends	8,898,292	5,802,613
	(1,158,694)	15,482,032

Interest income on notes receivable from participants	194,449	170,941

Contributions:
Employer	4,832,008	4,940,025
Participants	10,981,467	10,005,112
Rollovers	4,768,340	1,606,429
	20,581,815	16,551,566

Total additions	19,617,570	32,204,539

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	15,574,668	18,447,551
Administrative expenses	258,479	241,829
Total deductions	15,833,147	18,689,380

Net increase	3,784,423	13,515,159

Transfer of assets to plan (Note 1)	292,934	-

Net assets available for benefits:
Beginning of year	172,606,490	159,091,331

End of year	$176,683,847	$172,606,490

See accompanying notes

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

1. Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information. The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General

The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older. Eligible participants are automatically enrolled in the Plan once they have attained 21 years of age and have completed 90 days of service unless they affirmatively decline to participate. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are also excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Transfer of Assets to the Plan

In October 2014, the Company acquired Applicators Sales & Service, Inc. (Applicators) and Wholesale Roofing Supply (WRS). In June, 2015, the Company acquired ProCoat Systems (ProCoat). Employees of these companies became eligible to participate in the Plan, and could voluntarily elect to rollover account balances from qualified plans sponsored by Applicators, ProCoat and WRS. Participants were also allowed to rollover loan balances into the Plan, resulting in total loan transfers of $292,934 into the Plan during 2015.

Contributions

Each year, participants may contribute up to one hundred percent (100%) of their pre-tax or after-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($17,500 for 2015). Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution.” The allowed maximum catch-up contribution for 2015 was $5,500. The Plan has an automatic enrollment feature; if automatically enrolled, a participant’s deferral is set at 6% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

All Company contributions are determined at the discretion of the Company’s board of directors. For the years ended September 30, 2015 and 2014, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax or after-tax eligible compensation. Additional amounts associated with profit sharing were contributed in those years to participants with a minimum of 1,000 hours of service within the one year of service and who were also employed on the last day of the Plan year (unless the participant terminated during the year due to retirement, death or disability). These discretionary profit-sharing contributions, including benefits from forfeitures, totaled $939,503 and $1,116,015 during the years ended September 30, 2015 and 2014, respectively. Contributions are subject to certain IRC limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions, b) Plan earnings, and c) Plan expenses. Allocations are based upon participant compensation, contributions and/or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers twenty-nine (29) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. The Plan includes provisions for voting shares of Company stock. Participants may invest up to a limit of 15% of their account balance in Company stock.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service. A participant is one hundred percent (100%) vested in both the discretionary profit-sharing and matching Company contributions after six (6) years of credited service (minimum 1,000 hours per Plan year). Vesting is accelerated upon termination due to early or normal retirement, death or disability. The following represents the vesting schedules for both the discretionary profit-sharing and matching Company contributions:

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance of any prior loans from the Plan during the prior one-year period), or fifty percent (50%) of their vested account balance. For the year ended September 30, 2015, the interest rates charged on participant loans ranged from 4.25% to 9.50%. Principal and interest amounts are paid through payroll deductions. Participants are charged a fee when taking out a loan. For the years ended September 30, 2015 and 2014, there were fees of $30,940 and $28,340 charged to loan recipients, respectively, which are included in administrative expenses on the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are payable in a lump sum upon separation from service, death or disability. In-service distributions are available for hardship, or attainment of age 59½. In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (except benefit payments must commence at age 70½ if the participant owns 5% or more of the Company’s outstanding stock). Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an IRA account if the participant does not elect payment.

Forfeitures

Forfeitures of the non-vested portion of participant accounts will be first used to reduce Company matching contributions and then discretionary profit-sharing contributions. Total forfeitures of $487,513 and $356,940 were used in a combination of these ways in the years ended September 30, 2015 and 2014, respectively. At September 30, 2015 and 2014, the balances in the forfeitures account totaled $699,577 and $578,972, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). (See Note 3 for discussion of fair value measurements.)

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Purchases and sales of securities are recorded on a settlement date basis. Interest income and dividend income are recorded when received. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of September 30, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Sponsor deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on the participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

Benefits paid to participant

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965”. Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (FBRICs) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value. Part I is to be applied retrospectively and early adoption is permitted. The Company has elected to adopt Part I of this ASU for the year ended September 30, 2015. The adoption of this ASU impacted our Statement of Net Assets Available for Benefits as the common/collective trust is no longer reflected as a FBRIC and as such the investment is now measured at fair value without an adjustment to contract value. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity when the plan measures that investment using the NAV practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015. Part II is to be applied retrospectively and early adoption is permitted. The Company has elected to adopt Part II of this ASU for the year ended September 30, 2015. Other than the elimination of the above noted disclosures, the early adoption of Part II of the ASU did not have a material impact on the financial statements.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015. The amendment is required to be applied retrospectively and early adoption is permitted. The Company has elected to adopt the ASU for the year ended September 30, 2015. Other than the change to disclosures the adoption of this standard did not have a material impact on the financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The fair value hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

The three levels of the fair value hierarchy are described as follows:

•	Level 1: Observable inputs. Quoted prices in active markets for identical assets and liabilities;

•	Level 2: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The following is a description of the valuation methods used for Plan assets measured at fair value as of September 30, 2015 and 2014.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year-end, quoted in an active market.

•	Common/collective trust: The fair value of participation units held in the Reliance Trust Stable Value Fund (MetLife Series 25157, Class 35), a common/collective trust (CCT) is based on net asset value, as reported by the manager of the collective trust fund, Reliance Trust Company, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The CCT invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Fund to maintain a constant net asset value. The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements.

•	Employer securities: Valued at the closing price reported by The NASDAQ Global Select Market at year end.

There were no changes in the methods used to evaluate the fair value of Plan assets as of September 30, 2015 and 2014. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of September 30, 2015 and 2014:

	Assets at Fair Value as of September 30, 2015
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$151,126,390	$-	$-	$-	$151,126,390
Employer securities	2,896,587	-	-	-	2,896,587
Common/collective trust	-	-	-	17,436,901	17,436,901
Total investments at fair value	$154,022,977	$-	$-	$17,436,901	$171,459,878

	Assets at Fair Value as of September 30, 2014
	Level 1	Level 2	Level 3	Other[1]	Total
Total mutual funds	$148,510,287	$-	$-	$-	$148,510,287
Employer securities	2,192,774	-	-	-	2,192,774
Common/collective trust	-	-	-	17,215,800	17,215,800
Total investments at fair value	$150,703,061	$-	$-	$17,215,800	$167,918,861

(1) Assets measured at net asset value (NAV) and therefore excluded from the fair value hierarchy.

7

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

4. Related Party Transactions

The Company pays certain administrative expenses of the Plan.  In addition, certain expenses are paid using a revenue sharing arrangement and are included in administrative expenses on the statements of changes in net assets available for benefits. Total investment advisory and other fees paid out of this revenue sharing arrangement were $199,378 and $201,683 for the years ended September 30, 2015 and 2014, respectively.

The Plan holds units of a common collective /collective trust fund and shares of mutual funds managed by Reliance Trust Company (Reliance) and American Funds Service Company (American Funds), respectively. Reliance serves as agent to the Plan while FASCore, LLC (FASCore) is the record keeper and Capital Bank & Trust Company (CB&T) is the trustee. CB&T and American Funds are affiliated entities. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

6. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by defined contribution plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of September 30, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2011.

7. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event Disclosure – Acquisition of Roofing Supply Group

Effective October 1, 2015, the Company acquired Roofing Supply Group. As a result, employees of Roofing Supply Group became eligible to participate in the Plan effective October 1, 2015.  Participants could choose to voluntarily rollover their account balances and/or participant loan balances into the Plan or receive a distribution from the Roofing Supply Group plan. As of March 25, 2016, participants have elected to transfer approximately $17.6 million into the Plan.

In December, 2015, the Company also acquired RCI Roofing Supply, Roofing & Insulation Supply, and Statewide Wholesale. As a result, employees of the aforementioned three companies became eligible to participate in the Plan after the normal eligibility waiting period. Participants could choose to voluntarily rollover their previous plan account balances and/or participant loan balances into the Plan. As of March 25, 2016, participants have elected to transfer approximately $1.6 million into the Plan.

8

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	September 30,
	2015	2014

Net assets available for benefits per the financial statements	$176,683,847	$172,606,490
Add: Adjustment from fair value to contract value for common/collective trust	-	378,231
Net assets available for benefits per the Form 5500	$176,683,847	$172,984,721

The following is a reconciliation of the net increase in net assets per the financial statements to net income per the Form 5500 for the year ended September 30, 2015:

Total additions per the financial statements	$3,784,423
Less: 2014 Adjustment from fair value to contract value for common/collective trust	(378,231)
Net Income per the Form 5500	$3,406,192

9

SUPPLEMENTAL SCHEDULE

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN PLAN: 001 EIN: 36-4173366 Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (Modified Cash Basis)

September 30, 2014

(a)	(b)	(c)		(d)

	Identity of issue, borrower, lessor or similar party	Description of investment		Current value
	Mutual Funds:
*	American Funds Growth Fund of America R4	658,273	Shares	$27,265,680
*	American Funds Capital Income Builder R4	303,767	Shares	16,695,062
*	American Funds Fundamental Investors R4	292,589	Shares	14,246,135
*	American Funds 2030 Target Data Fund R4	723,813	Shares	8,808,805
*	American Funds 2025 Target Date Fund R4	694,631	Shares	8,182,753
*	American Funds EuroPacific Growth Fund R4	176,819	Shares	7,886,134
	Columbia Small Cap Index A	361,332	Shares	7,559,065
*	American Funds 2020 Target Date Fund R4	625,880	Shares	6,991,076
*	American Funds 2040 Target Date Fund R4	526,376	Shares	6,474,419
*	American Funds 2035 Target Date Fund R4	518,160	Shares	6,311,191
*	American Funds New Perspective R4	168,142	Shares	5,947,171
	Columbia Mid Cap Index A	379,126	Shares	5,501,121
	PIMCO Total Return A	486,330	Shares	5,091,875
*	American Funds 2045 Target Date Fund R4	409,765	Shares	5,064,695
*	American Funds 2050 Target Date Fund R4	312,848	Shares	3,782,335
	Invesco Small Cap Value A	156,044	Shares	2,752,622
	Columbia Large Cap Index A	67,304	Shares	2,492,271
*	American Funds 2015 Target Date Fund R4	155,798	Shares	1,659,246
	Blackrock U.S. Total Bond Index A	134,634	Shares	1,362,500
*	American Funds New World Fun R4	25,690	Shares	1,234,137
*	American Funds 2055 Target Date Fund R4	81,781	Shares	1,215,269
	PIMCO Real Return A	109,111	Shares	1,159,852
*	American Funds American Hi Inc Tr R4	90,610	Shares	890,695
	PIMCO Foreign Bond (Unhedged) A	90,591	Shares	825,286
	Invesco Global Real Estate A	55,371	Shares	680,508
*	American Funds 2010 Target Date Fund R4	59,583	Shares	594,642
	Blackrock International Index A	23,886	Shares	276,127
*	American Funds Washington Mutual R4	4,538	Shares	169,856
*	American Funds 2060 Target Date Fund R4	627	Shares	5,862
				151,126,390

*	Beacon Roofing Supply Inc. Employer Stock Fund:
	Employer securities	89,153	Shares	2,896,587
	Cash - pending purchases of employer securities			-
				2,896,587

	Common/Collective Trust:
	MetLife Stable Value Fund (Series 25157 – Series 35)	98,463	Units	17,436,901

*	Participant loans	Interest rates ranging from 4.25% to 9.50%		5,223,969

				$176,683,847

* Party-in-interest as defined by ERISA.

Note: Cost information has not been included because all investments are participant-directed.

10

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 25, 2016		/s/ Joseph M. Nowicki
	By:	Joseph M. Nowicki
Executive Vice President & Chief Financial Officer

11

EXHIBIT INDEX

Exhibit No.
23.1	Consent of BDO USA, LLP

12